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ITED STATES
) EXCHANGE COMMISSION
ngton, D.C. 20549

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SEC FILE NUMBER
8- 36214

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD
MAR 0 7 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Zeus Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Smithtown Bypass, P.O. Box 5335
(No. and Street)

Hauppauge, NY 11788-0141
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Davidson 631-382-2663
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Trainor, John Thomas
(Name — *if individual, state last, first, middle name*)

76-21 266 St, New Hyde Park, NY 11040
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Davidson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zeus Securities, Inc., as of December 31, 2001, 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

GEORGE P. KNOTT
NOTARY PUBLIC, State of New York
No. 41-2158625
Qualified in Queens County
Commission Expires May 31, 2003

Signature

President
Title

2/26/02
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZEUS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

ZEUS SECURITIES, INC.

TABLE OF CONTENTS

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, New York 11040

718-343-8865

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Attn: Mr. Alan Davidson
Zeus Securities, Inc.
Hauppauge, NY 11788-0141

I have audited the accompanying statement of financial condition of Zeus Securities, Inc., as of December 31, 2001, the related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zeus Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Member of:
American Institute of Certified Public Accountants
Association of Government Accountants

I conducted my audit to form an opinion on the basic financial statements taken as a whole. The information included in Schedules 1 and 2 is presented for additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is stated fairly in all material respects only in relation to the financial statements taken as a whole.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 16, 2002

ZEUS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash - First National Bank	$ 34,428	
Deposit - Dain Clearing	10,000	
Deposit Balance - Trading Account	110,939	
Trading Account - Marked to Market	1,440,150	
Commissions Receivable - Dain	4,223	
Total Current Assets		$ 1,599,740
FIXED ASSETS		
Automobiles	$ 20,712	
Furniture and Fixtures	2,869	
Total Fixed Assets (Note 3)		23,581
OTHER ASSETS		
Other Receivables	$ 9,831	
Prepaid Insurance	813	
NASD Warrants	3,300	
Security Deposits	2,896	
Total Other Assets		16,840
Total Assets		$ 1,640,161

LIABILITY AND CAPITAL

CURRENT LIABILITIES		
Accounts Payable	$ 4,459	
Payroll and Other Taxes Payable	1,578	
Accrued Expenses	20,000	
RPR Margin Debt	1,105,470	
Total Current Liabilities		$ 1,131,507
LONG-TERM LIABILITIES		
Loan Payable - A. Davidson	$ 18,946	
Total Long-Term Liabilities		18,946
Total Liabilities		1,150,453
CAPITAL		
Common Stock	$ 10,000	
Paid-in Capital	520,807	
Retained Earnings (Deficit)	(41,099)	
Total Capital		489,708
Total Liabilities and Capital		$ 1,640,161

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31,2001

REVENUES		
Commissions and Income	$ 472,967	
Total Revenues		$472,967
Cost of Sales		
Clearing Costs	$ 51,082	
Gross Profits		421,885
EXPENSES		
Interest Cost	$ 139,084	
Salaries and Wages	114,695	
Commissions and Other Compensation	48,660	
Advantage Advances	41,740	
Repairs and Maintenance	28,999	
Rent or Lease	14,642	
Payroll and Other Taxes	12,465	
Insurance	9,897	
Business Expenses	8,002	
Telephone	7,463	
Accrued Expenses	4,459	
Travel	3,154	
Regulatory Fees and Expenses	2,786	
Utilities	2,699	
Legal and Professional	2,535	
Payroll Service	2,320	
Computer Expense	2,238	
Dues and Subscriptions	2,155	
Postage and Freight	1,672	
Supplies	1,131	
Office Expense	981	
Moving Expense	922	
Auto and Transportation	468	
Business Gifts	201	
Total Expenses		453,368
Net Income from Operations		$ (31,483)

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS USED BY OPERATING ACTIVITIES		
Net Income		$ (31,483)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
changes in Assets and Liabilities Affecting Operating Activities:		
Increase in Trading Account Marked to Market	$ 1,028,861	
Increase in Deposit Balance - Trading Account	111,528	
Increase in Commissions Receivable - Dain	75,071	
Decrease in Employees Advances	18,450	
Increase in Other receivables	612	
Decrease in Accounts Payable	(310)	
Other Decreases	(984)	
Increase in Security Deposit	(2,521)	
Increase in Security Short	(10,788)	
Increase in Paid-in Capital	(75,464)	
Increase in RPR Margin Debt	(1,099,601)	
		44,854
Net Cash provided by Operations		$ 13,371
CASH FLOWS USED BY OPERATIONS		
Net Cash Provided by Investing Activities		-
Net Increase in Cash		$ 13,371
Cash at January 1, 2001		21,057
Cash at December 31, 2001		$ 34,428

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-in Capital	Retained Deficit
Balance, January 1, 2001	$ 10,000	$ 596,271	$ (9,617)
Capital Additions		(75,464)	
Net Income (Loss)			(31,483)
Balance, December 31, 2001	$ 10,000	$ 520,807	$(41,100)

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
STATEMENT OF LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL SCHEDULE 1

Balance - Beginning of Period	$0
Changes - End of Period	0
Balance - End of Period	$0

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
COMPUTATION UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2001

Net Capital	
Total Stockholders' Equity	$489,708
Deductions and/or Charges Non-Allowable Assets	40,421
Net Capital Before Haircuts on Securities Position	$449,287
Haircuts on Securities Position	96,744
Net Capital (Note 2)	$352,543
Aggregate Indebtedness (Note 2) Items Included in the Statement of Financial Condition	
Accounts Payable and Accrued Expenses	2,998
Computation of Basic Net Capital Requirement Minimum Net Capital Required	100,000
Excess Net Capital (Notes 2 and 5)	$252,543

See Independent Auditor's Report and Accompanying Notes

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Zeus Securities, Inc. is registered as a broker-dealer in securities and futures transactions under the Securities Exchange Act of 1934. The Company is registered with the SEC and is approved by the N.A.S.D., Inc.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and RPR, Inc., all securities transactions of the Company and its customers are introduced and cleared on a fully disclosed basis through Dain Rauscher, Inc. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Dain Rauscher, Inc.

The following is a summary of significant accounting policies followed by the Company:

Securities Valuation

Marketable securities are valued at market value as determined by the last reported sales price on the last business day of the year, with related changes in unrealized appreciation or depreciation reflected in net income. At December 31, 2001, the Company did not maintain a position in any marketable securities.

Chapter "C" Corporation

Zeus Securities, Inc. is a regular "C" corporation for federal and NYS corporation income tax purposes.

ZEUS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2001 the Company had net capital of $352,543, which was $252,543 in excess of the amount required.

Note 3 - Fixed Assets

Fixed assets consist of an automobile and furniture & fixtures with a net book value in the amount of $23,581.

Note 4 - Reserve Requirements

The Company does not hold funds or securities for, or owe money or securities to, customers. Therefore, the Company is exempt from the reserve requirements as defined by the Securities and Exchange Commission under Rule 15c3-3.

Note 5 - Excess Net Capital

The computation of net capital was compared to the computation of net capital reported on the Unaudited Focus Report as of December 31, 2001. There were no material differences in the computation of net capital of Zeus Securities, Inc.

ZEUS SECURITIES, INC.
REPORT ON INTERNAL ACCOUNTING CONTROLS
REQUIRED BY SEC RULE 17a-5
AS OF DECEMBER 31, 2001

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 16, 2002

Mr. Alan Davidson
Zeus Securities
Hauppauge, New York 11788

Dear Mr. Davidson:

I have audited the financial statements of Zeus Securities, Inc. for the year ended December 31, 2001 and have issued my report thereon dated February 16, 2002. As part of my audit, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Zeus Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) and in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11).

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against

loss from unauthorized use or disposition, that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations to any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation, made for the limited purpose described in the first paragraph, would not necessarily disclose all material weaknesses in the system of internal accounting control at Zeus Securities, Inc., taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of management, the Security Exchange Commission, and the National Association of Securities Dealers and should not be used for any other purpose.

John T. Trainor
Certified Public Accountant

New Hyde Park, NY
February 16, 2002

John T. Trainor
Certified Public Accountant
76-21 266 St
New Hyde Park, NY 11040
718-343-8865

February 16, 2002

Zeus Securities, Inc.
111Smithtown Bypass, P.O. Box 5335
Hauppauge, NY 11788-0141

Gentlemen:

I have examined the general assessment and payments due SIPC by Zeus Securities, Inc., for the year ended December 31, 2001. The assessment and payments are reflected below:

Payment Date	January 27, 2001
Amount Paid	$150.00 (Minimum)
SIPC Collection Agent	Washington, D.C.

In my opinion, the aforesaid statement presents fairly the assessment determined and paid in accordance with applicable instruction and forms by Zeus Securities, Inc., at December 31, 2001.

John T. Trainor
Certified Public Accountant

February 16, 2002

Member of:
American Institute of Certified Public Accountants
Association of Government Accountants